Exhibit 99.1

QYOU Media Completes Acquisition of Mobile Gaming Enterprise Maxamtech Digital Ventures

 Q India and Maxamtech to Launch Branded Gaming Portal in 2023 Promoted Across All Q India Channels

TORONTO and MUMBAI, India, Jan. 12, 2023 /CNW/ - QYOU Media Inc. (TSXV: QYOU) (OTCQB: QYOUF) announced today that it has successfully completed its acquisition of a majority ownership stake in Maxamtech Digital Ventures, a six year old India based venture creating technology and games for the mobile gaming industry. QYOU Media has initially purchased a 51% stake of the issued and outstanding shares in the Maxamtech business giving it majority control over the enterprise.The purchase price has not been disclosed but the parties have agreed on terms for purchase of the remaining 49% based upon a multiple of EBITDA over the calendar years 2023, 2024 and 2025.  The acquisition continues the recent push by QYOU Media and The Q India to leverage its large and growing audience reach to over 125 million young Indians weekly by ramping up its portfolio of direct-to-consumer products in 2023.

The mobile gaming business in India has experienced an unprecedented rise in recent years. KPMG has reported that there are 420 million online gamers in India, making it second only to China. This trajectory is being driven by the growing younger population that finds itself with more disposable income combined with a rapid rise in the use of smartphones.  Revenue in the mobile gaming business is expected to reach over $5 billion USD in 2025, largely fueled by discovery and adoption of casual and free to play games, a specialty of Maxamtech's Gaming 360 platform.

Xerxes Mullan, Co-Founder of Maxamtech Digital Ventures commented, "We have been conceptualizing and working with the team at Q India since the signing of the term sheet so we are hitting the ground running.  There is such a massive opportunity for user growth and revenue generation in the mobile gaming space in India and we feel like the timing could not be better for us to harness the audience reach of the various Q distribution channels with our proven ability to generate sticky game play for casual mobile gamers.  It is great to now be fully started and we expect to have products available in the market in Q1 2023".

QYOU Media CEO and Co-Founder Curt Marvis, added, "As we continue to diversify the products we offer to our ever growing audience of young Indians, it was clear that casual mobile gaming was at the top of the list of needed products.  We know that for brands and users alike, the growing attraction and engagement of mobile gaming is at the center of their universe.   We are firm believers that the sky's the limit to the extent we can leverage the synergies and growth opportunities in the Maxamtech business with our current channel and influencer driven capabilities."

In addition to the closing of the Maxamtech acquisition, the Company also disclosed that further to the details of its press release dated November 17, 2022, it paid a cash commission of $240,288 and issued an aggregate of 1,922,304 compensation options (each a "Compensation Option") to Clarus Securities Inc., who acted as sole agent and bookrunner on behalf of a syndicate, in connection with the "best-efforts" public offering of units of the Company (each a "Unit") that closed on November 17, 2022. Each Compensation Option entitles the holder to acquire one Unit at an exercise price of $0.125 until November 17, 2024. In connection with the Company's concurrent private placement of 1,840,000 Units, it paid an aggregate of $7,500 and issued compensation options to acquire up to 60,000 Units as finder's fees to a certain person who assisted the Company.

On January 9, 2023, the Company issued 3,750,000 stock options at an exercise price of $0.125 and expiring January 9, 2028 and 1,875,000 restricted share units under standard vesting terms as additional compensation to certain company executives and board members for services provided in 2022.

About QYOU Media

One of the fastest growing creator-media companies, QYOU Media operates in India and the United States producing, distributing and monetizing content created by social media influencers and digital content stars. In India, under our flagship brand, The Q, we curate, produce and distribute premium content across television networks, VOD and OTT platforms, mobile phones, smart TV's and app-based platforms. We now have 5 emerging content destinations engaging over 125 million Indian households weekly – The Q (mass entertainment), Q Marathi (regional content), Q Kahaniyan (animated content), Q Comedistaan (comedy focused) and our latest Q-GameX (live gaming). Our influencer marketing company, Chtrbox, has been a pioneer in India's creator economy, leveraging data to connect brands to the right social media influencers. In the United States, we  power major film studios, game publishers and brands to create content and market via creators and influencers. Founded and created by industry veterans from Lionsgate, MTV, Disney and Sony, QYOU Media's millennial and Gen Z-focused content reaches more than one billion consumers around the world every month.  Experience our work at www.qyoumedia.com, www.theq.tv and www.theqyou.com and  www.chtrbox.com.

Join our shareholder chat group on Telegram: http://t.me/QYOUMedia

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-looking Statements

This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding the acquisition of a majority ownership stake in Maxamtech Digital Ventures. Words such as "expects", "anticipates" and "intends" or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on QYOU's current projections and expectations about future events and other factors management believes are appropriate. Although QYOU believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that the Offering and the closing thereof will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond QYOU's control. Additional risks and uncertainties regarding QYOU are described in its publicly-available disclosure documents, filed by QYOU on SEDAR (www.sedar.com) except as updated herein. The forward-looking statements contained in this news release represent QYOU's expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. QYOU undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Maxamtech Digital Ventures Logo (CNW Group/QYOU Media Inc.)

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SOURCE QYOU Media Inc.

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%CIK: 0001650287

For further information: Investor Relations Contact: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), Or 407-491-4498, QYOUF@redchip.com; QYOU Contact: Curt Marvis, Chief Executive Officer, 647-559-2700, shareholder@qyoutv.com

CO: QYOU Media Inc.

CNW 08:10e 12-JAN-23